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EXHIBIT 99.3

Amendment No. 2 to 1998 Stock Incentive Plan

    The following new section 17.8 shall be added to Section 17 of the Company's 1998 Stock Incentive Plan (the "Plan"):

    17.8  The Plan Administrator shall be prohibited from canceling, reissuing or modifying Awards under this Plan if such action will have the effect of re-pricing the Optionee's Award.

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Amendment No. 2 to 1998 Stock Incentive Plan